Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

BSTR Holdings, Inc.

Date: May 6, 2026

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”), a Cayman Islands exempted company, and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

The interview was published on YouTube on May 2, 2026. Below are selected excerpts of the interview.

TRANSCRIPT OF SELECTED EXCERPTS OF THE DISCUSSION BETWEEN HANK HUDSON, ADAM BACK AND SEAN BILL, PUBLISHED ON YOUTUBE ON MAY 2, 2026.

Hank Hudson: I know you were with the Blockstream team but you and Adam are reuniting again for this new thing BSTR. Can you tell us a little bit about that because we know there are a lot of treasury companies out there now, Strategy, MetaPlanet, Semler, Twenty One, whatever. So when you walk into a room with an allocator, what do you tell them? Why is BSTR different from others? What differentiates it? We'd love to learn more.

Sean Bill: Yeah. So I think one of the first things is that we're trying to actually actively manage the Bitcoin. And so when we originally were going out with the idea of raising capital for BSTR, back in July of 2025, that was a relatively novel concept.

Hank Hudson: Yeah.

Sean Bill: So, you had MicroStrategy and others that have a big pile of Bitcoin and there's that arbitrage between kind of where the you can raise money in the public market, at 1% on a convert and, maybe 10% on a preferred, 11%. Then what Bitcoin's been doing in terms of performance and compounding. And so, there has never really been a need I think, previously it wasn't really seen as a need, to actually actively manage the Bitcoin.

Hank Hudson: Okay.

Sean Bill: And that was something that, Adam and I thought, there's still a lot of inefficiencies in the capital markets that surround the Bitcoin ecosystem and that if we could maybe, act as a catalyst to try to make that a little more efficient and try and dive into that a little bit and get a return on the Bitcoin in the treasury.

Hank Hudson: Interesting. Okay. And Satoshi, I mean, Adam, yesterday you posted on X something I want to talk about here. I want to read it exactly. You mentioned that Bitcoin treasury companies are an arbitrage between the fiat present and the hyper Bitcoin-ized future. Can you unpack that for us a little bit? What did you mean by that? My smooth brain is having a hard time understanding.

Adam Back: Right. I mean, of course, it's hard to be sure where Bitcoin finally lands in terms of full adoption, saturation, right? But one interesting data point is parity with gold. We have a proposition bet out with somebody on X that that Bitcoin reach parity with gold in this halving cycle so by spring 2028, we'll see if that, I mean, gold went up since I made that bet but we'll see. So yeah, the arbitrage point is that if the world is repricing money in a Bitcoin denominated way, probably that means Bitcoin will ultimately hold a much higher price, and so there's an arbitrage because the future is here now but unevenly distributed. So those of us immersed in the space, if everybody thought as we did, Bitcoin would already be worth $10 million or more of a coin, right? And so, if we have that mindset and there other people who take that view, and Bitcoin has this adoption curve, then if you can borrow capital in the capital markets, as Sean mentioned, at below the rate of increase in Bitcoin over the long term, over the 5-year timeframe, then there's an arbitrage where you can profit from that. So you can afford to pay 10% if Bitcoin is increasing at 30 to 50% annually over the last decade and potentially going forward a few more decades until it reaches market saturation.

So that's the arbitrage and, the other interesting question that I was asked by a friend in the banking sector is, well, how scalable is that? In other words, will it saturate if too many people put too much capital into it and the answer is "no," it's a huge arbitrage. So in 2009, Hal Finny who was a friend of mine, got the first Bitcoin transaction and posted, I think on the second day or the first day of Bitcoin network, maybe Bitcoin's addressable market is 200 trillion, which will put Bitcoin at $10 million a coin. And that's before there are any users, any price, anything, right? So it's a very forward-looking statement. But today of course we're much closer to that, but it's still in a distance in the future. So if something in that ballpark is the addressable market, then of course it's a huge arbitrage that can absorb the cash reserves of even cash rich large companies like Microsoft, Apple, and so on, right? So from that point of view, I think ultimately all companies become Bitcoin treasury companies, right? Today, some of them has it as a treasury asset and then you've got the category of active treasury companies, use the capital markets to accrete Bitcoin per share. As Sean said, our outlook is that it makes more sense to actively manage the Bitcoin and Sean has several decades of experience in hedge fund industry, and then spent a decade in the pension industry and ran or oversaw up to $50 billion of assets in pension fund world, and was able to get Bitcoin into the first public pension plan in the US, the Santa Clara VTA, in 2021. Took him a couple of years from 2019 to 2021.

So I think, the things that are different about BSTR, firstly, that we're active, secondly, that we bring Bitcoin traders to the market because there's a 5,021 Bitcoin equity pipe. The first Bitcoin equity pipe in a SPAC raise in the US, and that brings with it a number of people, active traders from the Bitcoin ecosystem. And then we have a very different makeup of more blue chip investors, some new types of new classes of investors and that, in fair part, comes from Sean’s network. So some pretty senior people from large funds actually called us, called Sean particularly, and we're having lunch with one later today which we probably shouldn't name.

Hank Hudson: Fair enough, I understand it. And guys, I want to talk more about BSTR. Take a look at some of the slides you guys sent over, I appreciate that. And slide eight of your deck had this line that I thought was interesting. It said "crucial access to Bitcoin OGs." Now, when I heard that, I'm picturing some kind of secret, like Bitcoin handshake, I don't know. I'm hoping you guys could kind of translate that for the rest of us. Like, Sean, what does that actually mean in practice? And is that the mote here?

Sean Bill: Yeah. So, there's a slide and your viewers can see the deck at the SEC website.

Hank Hudson: Oh, perfect.

Sean Bill: It's uploaded there. Yeah. So this one is really, maybe go, one or two before this, where the decline and the incline line are.

Hank Hudson: Okay.

Sean Bill: And what that shows is where Bitcoin has been moving off exchange. And so even as the price of Bitcoin has been appreciating, it's been becoming a little more scarce on exchanges.

Hank Hudson: Sure.

Sean Bill: And so, what we were able to do there, you know, with Adam's network of the Bitcoin OGs and what have you, we were able to access some Bitcoin for that 5,021 Bitcoin in-kind equity pipe.

Hank Hudson: Okay.

Sean Bill: And that was the first one done in the United States that we're aware of. It had been done in Europe with ALTB and H100.

Hank Hudson: Oh, yeah, H100.

Sean Bill: We saw that over there and we thought this is a great idea. And so part of what we're trying to do is bring the Bitcoin to Wall Street, so the idea of okay a lot of folks go to Wall Street they raise the fiat and then they buy Bitcoin.

Hank Hudson: Right.

Sean Bill: And do it that route, we're like, well we'd like to actually make a Bitcoin denominated instrument available to investors, and so this is where that came from and this just illustrates that it is not an easy thing to do and this is where Adam's deep relationships in the ecosystem really come into play.

Hank Hudson: Yeah. No, absolutely. It's all about those connections. And guys, if I were writing a check to you guys to potentially participate in this, why would I pay a premium for BSTR's stock when I can roll out of bed and just open Fidelity, buy a Bitcoin ETF for 25 basis points or something? Why should I care about that?

Sean Bill: So, I think what we're really trying to do is, and maybe we can go to the slide with a flywheel; we can show that. What we're really trying to do is build a Berkshire Hathway 2.0.

Hank Hudson: Okay.

Sean Bill: And so we want to use Bitcoin as the asset rather than stocks and bonds. And we want to try capture a return on the Bitcoin, and that can be done in many different ways. And one of those is pursuing covered option strategies, pursuing basis trading strategy, pursuing interchange arbitrage strategy, pursuing high frequency trading, etc. So trying to help the capital markets become trying to really focus on trying to make the markets more efficient but also earn a return above and beyond Bitcoin. So we think that, if we can get 2 to 400 basis points of alpha over Bitcoin, which is, not an easy thing to do, but if we can get there over time, that would be actually a very meaningful contribution to the shareholders.

(…)

Sean Bill: I think that the market is moving past just sitting on the Bitcoin. And, some of the treasury companies are just sitting on the Bitcoin or they've inherited, some did reverse mergers and have some baggage, I guess you'd say. Others have had other challenges. I won't go into them, but I think one of the things that we were very careful to do was to say, okay, we have to add value to the shareholder, we want to make sure that we are putting the shareholder first. So we have a very strong alignment with our shareholders. There's not a lot of dilution via warrants or some of those things that you saw in other treasuries. We are also our founding team is a large shareholder in the company. So I think what the market has really said is, okay, you have to do something more, otherwise, I'll just buy an ETF.

Hank Hudson: Yeah, totally.

Sean Bill: So to Adam's point, you have to increase bitcoin per share and that is really the metric and if you can't do that then it will probably get consolidated or rolled up or the or the Bitcoin will be liquidated and returned to the investor.

(…)

Hank Hudson: Adam, is there anything about BSTR that we haven't covered that you think it's important for people out there to know if this is their first time hearing about it?

Adam Back: Well, as we were saying, I think one difference is that, at the time of the raise, and this is last summer, so the ratios depend on the Bitcoin price at the time, but there's some ratio between about 2/3 of the capital with the Bitcoin price being around $115 at the time, which was from the founding team myself and other early Bitcoiners. And that meant that the fee structure was lower, because obviously you don't get charged capital raising fees by your bank partners, which are Cantor in this case, on capital you bring, so that means that the average fee overhead in the structure is much lower out of the gate, at that time it would be 2/3 lower, today the ratio would be different because the Bitcoin price is different.

So I think, bringing people showing commitment and keeping all the gimmicks out in terms of negotiating away warrants. Some of the other treasuries that came out via SPAC last year had a number of gimmicks in them which people discovered in the market and didn't always like. So we tried to keep the fees down, keep the alignment strong and show commitment ourselves, plus bring in active Bitcoin traders from the Bitcoin trading ecosystem in that first equity pipe. We also had, I think we didn't touch on the first preferred instrument in a SPAC raise. So we have a strike like instrument, convertible perpetual preferred, 300 million notional, 255 net in there.

Hank Hudson: All right, so if people wanted to learn more about what you guys are up to, Sean, what's the best place I can send our audience so they can take some time and kind of invest in it themselves?

Sean Bill: Well, we have a website bstr.com. The company will be de-SPACing in the not too distant future. As Adam mentioned, we are working with Cantor Equity Partners. So the current equity is CEPO, and when we de-SPAC the symbol will change to BSTR. Yeah, I'd go to the website. I'd follow Adam on Twitter, I think that's where you get a lot of really good content. I'm more LinkedIn, if people are on LinkedIn they can follow me there. We try to keep everybody up to date on what we're working on what we're what we're excited about and really to drive the point home, we're really trying to build the Berkshire Hathaway of Bitcoin. We hope to be doing this for a couple decades, and hope we be sitting up here with you in our 80s.

Additional Information and Where to Find It

As previously disclosed, in October 2025 BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) confidentially submitted a draft registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) and intend to publicly file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the concurrent private placement of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placement, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placement,”), the concurrent private placement of the Preferred Stock (the “Preferred Stock Private Placement”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placement of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placement, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively. In addition, further information relating to BSTR Holdings, Inc. and BSTR Newco, LLC will be made available on BSTR’s website at www.bstr.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits, timing and occurrence of the completion of the Proposed Transactions, the assets held by Pubco and Newco, Pubco’s listing on an applicable stock exchange, Pubco’s planned business strategy including Pubco’s ability to offer public-market investors a differentiated, capital-efficient way to gain exposure to Bitcoin, accumulate Bitcoin and compound Bitcoin per share over time and produce and provide Bitcoin-related services, Pubco’s yield strategies, alpha strategies and capital markets strategy, Pubco’s balance sheet, mergers and acquisitions, Pubco’s ability to access the Bitcoin community, Pubco’s ability to generate profits, Pubco’s dynamic operating model, Pubco’s multi-manager approach and ability to engage third-party investment managers, Pubco’s ability to become one of the largest public Bitcoin treasury companies, Pubco’s performance and market position, Pubco’s ability to unite Bitcoin and traditional finance, Pubco’s position in the Bitcoin ecosystem, any projected outcomes or expectations of crypto treasury strategies or businesses, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, Pubco’s management and leadership after the completion of the Business Combination, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect”, “anticipate,” “estimate,” “intend,” “strategy,” “future,” ‘opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” ‘will continue”. “will likely result, and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPO Class A Ordinary Shares or the Class A ordinary shares of Pubco (the “Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.